Exhibit 12.1

DYNEX CAPITAL, INC.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30, 2011		Year Ended December 31,
(Amounts in thousands, except ratios)			2010		2009		2008		2007		2006

Fixed charges
Interest expense	$17,349		$14,356		$14,671		$19,106		$20,095		$39,362
Preferred dividend requirements	—		3,061		4,010		4,010		4,010		4,044

Total	$17,349		$17,417		$18,681		$23,116		$24,105		$43,406

Earnings
Income from continuing operations	$25,406		$29,472		$17,581		$15,121		$8,899		$4,909
Add:
Fixed charges, excluding preferred dividend requirements	17,349		14,356		14,671		19,106		20,095		39,362
Distributed income of equity method investees	—		—		—		—		1,125		—
Less:
Equity in income (loss) of equity method investees	—		—		2,400		(5,733)		709		(852)

Total	$42,755		$43,828		$29,852		$39,960		$29,410		$45,123

Ratio of earnings to fixed charges:	2.46	x	3.05	x	2.03	x	2.09	x	1.46	x	1.15	x

Ratio of earnings to fixed charges and preferred stock dividends	2.46	x	2.52	x	1.60	x	1.73	x	1.22	x	1.04	x